SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 31, 2023
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

Results of the 41th Annual General Meeting of Shareholders

1. Approval of Financial Statements		(Unit: KRW millions, except for EPS)

The 41th Fiscal Year (Year-end on December 31, 2021)

Consolidated	Total Assets	40,980,681	Revenues	25,650,011
	Total Liabilities	22,565,958	Operating Income	1,690,088
	Share Capital	1,564,499	Net Income	1,387,663
	Total Equity	18,414,723	Basic EPS (KRW)	5,209

KT Separate	Total Assets	30,417,774	Revenues	18,289,243
	Total Liabilities	15,559,694	Operating Income	1,168,103
	Share Capital	1,564,499	Net Income	763,750
	Total Equity	14,858,080	Basic EPS (KRW)	3,153

Audit Opinions		Consolidated	Unqualified
		KT Separate	Unqualified

2. Resolution of Dividends

- Type of Dividend			Cash Dividend

- Cash Dividend per Share (KRW)			1,960

- Total Amount of Cash Dividends (KRW)			501,843,648,880

- Dividend Yield (%)			5.5

3. The status of election of directors

- The number of outside director after the election		Total number of directors		4

		The number of outside director		4

		The proportion of outsider director election		100%

- The number of members of audit committee after the election			The member of audit committee who is outsider director	3

			The member of audit committee who is not outsider director	0

4. Result of Resolutions

Agenda No. 1. Election of Representative Director (Representative Director Candidate : Mr. Kyoung-Lim Yun)

g	Withdrew the agenda by resignation of the candidate

Agenda No. 2. Approval of Financial Statements for the 41th Fiscal Year

g	Approved as originally proposed

Agenda No. 3. Amendment to the Articles of Incorporation

•	Agenda No. 3-1 Amendment to add items in Business Purposes

g	Approved as originally proposed

•	Agenda No. 3-2 Duty to report purpose of holding treasury stocks and plans for cancellation and disposal

g	Approved as originally proposed

•	Agenda No. 3-3 Shareholders approval required in case of acquisition of stock of other companies for cross shareholding through treasury stocks

g	Approved as originally proposed

Agenda No. 4. Election of Directors

•	Agenda No. 4-1, Inside Director Candidate - Mr. Chang-Seok Seo

g	Withdrew due to the invalidation of recommendation by the Representative Candidate

•	Agenda No. 4-2, Inside Director Candidate - Mr. Kyung-Min Song

g	Withdrew due to the invalidation of recommendation by the Representative Candidate

•	Agenda No. 4-3 Outside Director Candidate - Mr. Chung-Gu Kang

g	Withdrew the agenda by resignation of the candidate

•	Agenda No. 4-4 Outside Director Candidate - Mrs. Eun-Jung Yeo

g	Withdrew the agenda by resignation of the candidate

•	Agenda No. 4-5 Outside Director Candidate - Mr. Seung Tae Lim

g	Withdrew the agenda by resignation of the candidate

•	Agenda No. 4-6 Outside Director Candidate - Mr. Hyun-Myung Pyo

g	Withdrew the agenda by resignation of the candidate

Agenda No. 5. Election of Member of the Audit Committee

•	Agenda No. 5-1 Members of the Audit Committee Candidate - Mr. Chung-Gu Kang

g	Withdrew the agenda by resignation of the candidate

•	Agenda No. 5-2 Election of Member of the Audit Committee - Mrs. Eun-Jung Yeo

g	Withdrew the agenda by resignation of the candidate

Agenda No. 6. Approval of Ceiling Amount on Remuneration of Directors

g	Approved as originally proposed

Agenda No. 7. Employment Contract for the Representative Director

g	Withdrew the agenda by resignation of the Representative Director Candidate

Agenda No. 8. Amendment to Severance Pay Regulations for Executives

g	Approved as originally proposed

5. Date of Annual General Meeting of Shareholders	March 31, 2023

6. Additional Details Relevant to Investment Consideration

With regard to Annual General Meeting of shareholders on March 31 2023, although the company has made its best effort to secure voting rights by introducing the electronic voting and requesting delegation of voting rights through mail or visit, agendas No. 1, 4, 5, and 7 were discarded.

In accordance with Articles 386 and 393-2 of the Commercial Act, the directors, Chung-Gu Kang, Eun-Jung Yeo, and Hyun-Myung Pyo, whose term of the office expires on March 31 2023, will maintain their rights and responsibilities as outside director.

Therefore, the board of directors and Committees within the board of directors will be formed with total of 4 outside directors including 3 outside directors above.

The company plans to appoint directors through an extraordinary general meeting of shareholders throughout the year in 2023.